Exhibit 2.2

Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota 55416

July 23, 2004

Wisconsin Energy Corporation
WICOR, Inc.
231 West Michigan Street
Milwaukee, Wisconsin 53203

Ladies and Gentlemen:

Please refer to that certain Stock Purchase Agreement, dated as of February 3, 2004 (the "Agreement"), among Pentair, Inc., a Minnesota corporation ("Buyer"), WICOR, Inc., a Wisconsin corporation ("Company"), and Wisconsin Energy Corporation, a Wisconsin corporation ("Seller"). In consideration of the mutual covenants of the parties set forth in this Letter Agreement and in the Agreement, the parties to the Agreement hereby agree as follows:

1. Balance Sheet. Section 2.3(a) of the Agreement is amended by adding the following sentence to the end of Section 2.3(a):

Notwithstanding any other provision of this Agreement to the contrary, the calculation of Net Asset Value as reflected on the Estimated Closing Balance Sheet, the Preliminary Closing Balance Sheet, the Audited Closing Balance Sheet and the Final Closing Balance Sheet shall include cash, notwithstanding the fact that cash was excluded from the calculation of Net Asset Value as reflected on the Recent Balance Sheet.

2. Distribution. The first sentence of Section 5.9 of the Agreement is amended to read in its entirety as follows:

Prior to the Closing, Seller shall cause Company to distribute to Seller its direct or indirect equity or other ownership interest in Non-Water Subsidiaries (the "Distribution") such that the sole asset of Company (other than cash) at the Closing is the equity interests of Industries.

3. Net Asset Value. Section 12.17(ppp) of the Agreement is amended to read in its entirety as follows:

"Net Asset Value" means the amount in United States Dollars of the consolidated shareholders' equity of Company, plus net Intercompany Indebtedness.

4. 401(k) Plan Asset Transfers. Effective not later than the Closing Date, Buyer will maintain a trust (the "Pentair Trust") of the type described in Section 401(a) of the Code. On or as soon as practicable after the Closing Date, Seller will cause the trustee of the trust (the "WEC Trust") maintained under the Sta-Rite Industries Incentive Savings Plan, the Hypro Incentive Savings Plan and the SHURflo Incentive Savings Plan (collectively, the "Plans") to transfer to the Pentair Trust in kind the assets attributable to the Plans under the WEC Trust as of the Closing Date, and Buyer will cause the trustee of the Pentair Trust to accept such assets. The actions required pursuant to this Paragraph 4 are in full satisfaction of the requirements of Section 5.11(a) of the Agreement insofar as they apply to the Plans, and neither Seller nor Buyer will assert (and neither will cause or permit Company or any of their respective affiliates to assert) that compliance with the provisions of this Paragraph 4 constitutes a breach of the terms and conditions of the Agreement or applicable Laws.

5. WICOR Letter of Credit Agreement. The first sentence of Section 9.1 of the Agreement is amended by deleting the word "or" immediately before clause (f) in such sentence and adding the words "; or (g) any Liability of Company or Water Subsidiaries arising from the Letter of Credit Agreement, dated as of March 31, 2004, between WICOR Industries, LLC and LaSalle Bank National Association" at the end of such sentence. The last sentence of Section 9.1 of the Agreement is amended by deleting the words "clauses (a), (b), (c) or (d) of this Section 9.1" and replacing them with the words "clauses (a), (b), (c), (d) or (g) of this Section 9.1". Buyer agrees to cause WICOR Industries, LLC to renew the Letter of Credit Agreement, dated as of March 31, 2004, between WICOR Industries, LLC and LaSalle Bank National Association so long as such Letter of Credit Agreement is required in connection with the appeal of the Eva Mae Peterson v. Sta-Rite case.

6. Effective Time. The first sentence of Section 2.3(b) of the Agreement is amended by deleting the words "as of the close of business on the business day immediately prior to the Closing Date (the "Effective Time)" and replacing them with the words "as of the close of business on the Closing Date (the "Effective Time")".

7. Closing Date. Section 10.1 of the Agreement is amended to read in its entirety as follows:

Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby shall take place at the offices of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin, at 10:00 a.m., local time, on August 2, 2004, subject to the prior satisfaction or waiver of the conditions set forth in Article 7 and Article 8 or such other place, date or time as the Parties shall mutually agree in writing. It is understood and agreed by the Parties that, subject to the prior satisfaction or waiver of the conditions set forth in Article 7 and Article 8, the consummation of the transactions contemplated hereby will be deemed for purposes of this Agreement and for all other intents and purposes to have occurred at 11:59 p.m., Central Time, on July 31, 2004 (the "Closing") and the date on which the Closing occurs shall be the "Closing Date." Without limiting the generality of the foregoing sentence, it is understood and agreed by the Parties that Buyer, notwithstanding anything to the contrary contained in the Agreement, shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against all Losses incurred by such Seller Indemnified Parties arising out of or resulting from the conduct and operations of the Water Business between the Closing and such time on August 2, 2004 as the consummation of the transactions contemplated hereby takes place, without regard to any limitation set forth in Section 9.4, except to the extent that any such Losses arise from a breach by Seller of the covenants set forth in Section 5.2 between the Closing and such time on August 2, 2004 as the consummation of the transactions contemplated hereby takes place.

Capitalized terms used and not defined herein are used as defined in the Agreement.

Except as expressly set forth in this Letter Agreement, the Agreement shall remain in full force and effect and this Letter Agreement shall not, by implication or otherwise, alter, modify, amend or in any way affect any of the terms, conditions, obligations or agreements contained in the Agreement. All references to the "Agreement" in the Agreement or in any document delivered at the Closing shall hereafter be deemed to refer to the Agreement as amended by this Letter Agreement.

THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF WISCONSIN APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY THEREIN WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF OR OF ANY OTHER JURISDICTION.

This Letter Agreement may be executed in one or more counterparts, which together shall constitute a single agreement.

Please confirm your agreement with the foregoing by signing this Letter Agreement in the space provided below.

PENTAIR, INC. By: /s/ Louis L. Ainsworth Title: Sr V.P., General Counsel

Accepted and agreed as of the date first written above:

WICOR, INC.

By: /s/ Larry Salustro
Title: Senior Vice President
       and General Counsel

WISCONSIN ENERGY CORPORATION

By: /s/ Allen L. Leverett
Title: Executive Vice President
       and Chief Financial Officer